1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 14, 2017

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,713

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,713 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Argentina and Global Exposure ETF (formerly known as iShares MSCI Argentina Global Exposure ETF) (the “Fund”), a series of the Trust.

The SEC staff (the “Staff”) provided comments to the Trust on March 21, 2017, with additional discussions on April 3, 2017, April 4, 2017, April 11, 2017, and April 12 2017. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Does BFA pay the acquired fund fees and expenses (“AFFE”) of the Fund, or is that excluded along with interest expenses, taxes, brokerage expenses, distribution fees or expenses, and extraordinary expenses? It appears the Fund could invest up to 10% in money market funds. Please note that the Staff considers AFFE to be an operating expense. Also confirm that there is no expected AFFE.

Response: The Trust respectfully submits that the Fund currently does not anticipate incurring material amounts of AFFE during its first year of operations. If, at a later date, it is determined that the Fund will incur AFFE, the Trust will update the Fees and Expenses table in the Prospectus accordingly. To the extent an iShares fund incurs a material amounts of AFFE, BFA will typically waive a portion of its management fee in an amount equal to the AFFE.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

April 14, 2017

Comment 2: Please provide a completed fee table and example to the Staff at least one week prior to going effective.

Response: As requested, the Trust has provided a completed fee table in the Fund’s prospectus at least one week prior to the filing becoming effective.

Comment 3: The term “Argentina” subjects the Fund to Rule 35d-1, or the “Names Rule.” Therefore, there must be an 80% net asset investment in Argentinian investments. The Underlying Index is currently too broadly structured to comply with the name test requirements: For example, economic exposure of 10% vs. name requirement of 50% assets/revenues. Please revise the name of the Fund. If the 80% test is met and disclosed, Parts (ii) and (iii) of the Argentina equity universe are acceptable.

Response: The name of the Fund has been changed to “iShares MSCI Argentina and Global Exposure ETF,” which, in the Trust’s view, is consistent with Rule 35d-1 under the 1940 Act. The addition of “and” in the name makes clear that the Fund has both (i) a significant exposure to Argentinian companies and (ii) exposure to companies that are not classified as Argentinian companies by the Index Provider, but have significant linkage and/or economic exposure to Argentina, as determined by the Index Provider. Given that the Fund will have more than a majority of its assets invested in Argentinian securities and the Underlying Index is called the “MSCI All Argentina 25/50 ETF,” it would be confusing to investors and subvert the purposes of the Names Rule, in the Trust’s view, to not include “Argentina” in the Fund’s name. In addition to the foregoing, since the Underlying Index is principally comprised of non-U.S. issuers from a number of countries, the Trust takes the view that the use of the term “Global” in the Fund’s name is appropriate.

Comment 4: Confirm to the Staff for Part (ii) of test that companies either headquartered or listed in Argentina must also have significant linkage to Argentina, as defined by MSCI.

Response: Companies included in the Underlying Index as a result of Part (ii) of the test disclosed in the Principal Investment Strategies must be headquartered or listed in Argentina and also have significant linkage to Argentina.

Comment 5: Please clarify the meaning of the terms “significant linkage” and “economic exposure” in the first paragraph of the Principal Investment Strategies. (For example, the disclosure appears to indicate that a company may have been organized in a developed country but nevertheless be headquartered in Argentina.) Will a company be principally traded in Argentina?

Response: The Trust has added disclosure to clarify the meaning of the terms “significant linkage” and “economic exposure” in the Fund’s Prospectus and SAI. As of the date of this letter, the component securities of the Underlying Index will be principally traded outside of Argentina.

Securities and Exchange Commission

April 14, 2017

Comment 6: What is the target number of securities and issuers in the Underlying Index? How many companies are currently in the Underlying Index?

Response: The Underlying Index targets a minimum of 25 securities and 20 issuers, as disclosed in the SAI. There are currently 25 companies included in the Underlying Index.

Comment 7: Please disclose the average market capitalization of a company that is considered large by standards of the Underlying Index.

Response: For purposes of constructing the Underlying Index as of March 31, 2017, the average free-float adjusted market capitalization of a company that is considered large by the Index Provider is approximately $2.5 billion. Disclosure relating to market capitalization has been updated accordingly.

Comment 8: If the Underlying Index is currently concentrated, please disclose in what industries it is concentrated in and what the risks of those industries are.

Response: The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” To the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the “Principal Investment Strategies” and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust believes it is more appropriate to disclose the potential of the Underlying Index to become concentrated rather than state a particular industry concentration that may become stale as the Underlying Index is periodically rebalanced. We note that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including potential concentration in particular industries. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 9: In “Equity Securities Risk,” please clarify—if true—that the equity securities in which the Fund will invest are exclusively common stock.

Response: The requested change has been made.

Comment 10: In Non-U.S. Securities Risk, note that the Fund is specifically exposed to “South American Economic Risk” and delete the reference to “North American Economic Risk.” Please explain how the North American economy is a significant risk to the Fund.

Securities and Exchange Commission

April 14, 2017

Response: The Trust respectfully notes that the current disclosure makes clear that the Fund is exposed to South American Economic Risk. Given that a portion of the Underlying Index includes companies that are classified as North American companies by the Index Provider (but have significant linkage and/or economic exposure to Argentina), the Trust has determined that the Prospectus should also include North American Economic Risk. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 11: Is the “Risk of Investing in Developed Countries” a principal risk for this Fund?

Response: Given that the Underlying Index includes issuers that are classified by the Index Provider as developed market companies (but have significant linkage and/or economic exposure to Argentina), the Trust has determined that the “Risk of Investing in Developed Countries” is a principal risk of the Fund.

Comment 12: Is Argentina considered a frontier market?

Response: The Index Provider classifies Argentina as a frontier market.

Comment 13: Please explain the presence of “Risk of Investing in Italy” in this Fund. How is investing in Italy a principal risk of investing in this Fund? The Staff notes how U.S. economic risk is tied to the Fund in the risk disclosure below. Please do so for the “Risk of Investing in Italy.” Should this risk be titled “Italian Economic Risk”?

Response: The Staff’s comment is noted, but the Trust has removed the “Risk of Investing in Italy” from the Fund’s Prospectus. Should the Fund’s exposure to issuers classified by the Index Provider as Italian companies (but with economic exposure to Argentina) rise to the level of a principal risk, however, the Trust would add the “Risk of Investing in Italy” to the Fund’s Prospectus. The requested change has been made to the SAI disclosure related to the “Risk of Investing in Italy.”

Comment 14: If appropriate please describe, where appropriate, the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund’s lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund’s investors. The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction. Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the fund when the shares of foreign companies are loaned out.

Response: The Trust respectfully directs the Staff’s attention to the “Taxes on Distributions” section of the Prospectus, which states that “[s]ubstitute dividends received by the Fund with respect to dividends paid on securities lent out will not be qualified dividend income” and “[d]istributions from the Fund’s net investment income (other than qualified dividend income), including distributions of income from securities lending ... are taxable to you as ordinary income.” The disclosure also states that “[d]istributions by the Fund that qualify as qualified dividend income are taxable to you at long-term capital gain rates. However, dividends paid by Argentinian corporations will not be qualified dividend income.” The Fund’s SAI also includes disclosure related to qualified dividend income and the dividends received deduction in the SAI.

Securities and Exchange Commission

April 14, 2017

Comment 15: If updated performance will be available, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. Please also disclose the Underlying Index’s website.

Response: The Trust respectfully declines to add the suggested disclosure to the Fund’s prospectus at this time as the Fund has not been in operation for a full calendar year. However, once the Fund has been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

Comment 16: In “Equity Securities Risk,” as commented earlier, it appears that the Fund invests only in common stock. Please clarify the disclosure.

Response: The requested change has been made.

Comment 17: Please clarify how the European economy is a risk for an Argentina index fund.

Response: The Underlying Index includes issuers classified by the Index Provider as European companies (but with significant linkage and/or economic exposure to Argentina), and the Fund’s exposure to such issuers is significant enough that, in the Trust’s view, disclosure related to “European Economic Risk” should be included in the Fund’s Prospectus.

Comment 18: Is information technology risk a significant risk for an Argentina index fund?

Response: The Trust includes “Information Technology Sector Risk” as a principal risk of the Fund because a significant percentage of the Underlying Index is comprised of information technology companies.

Comment 19: Note how U.S. economic risk is tied to the Fund in the risk disclosure below. Please do so for the risk of “Investing in Frontier Markets.” Should this risk be titled “Frontier Market Economic Risk”?

Response: The requested change has been made.

Comment 20: In the “Taxes” section of the Prospectus, please add disclosure similar to the following to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement: “The Fund’s distributions are taxable, and generally will be taxed as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred arrangement.”

Securities and Exchange Commission

April 14, 2017

Response: The Trust respectfully directs the Staff’s attention to the Tax Information section of the Prospectus, which states as follows: “The Fund intends to make distributions that may be taxable to you as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account (“IRA”), in which case, your distributions generally will be taxed when withdrawn.” The Trust will consider additional revisions to this language in the future.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dervilla Lannon

Seong Kim

Michael Gung